21002771

Mail Processing Section

MAR 02 2021

Washington DC 416

UNITED STATES
[SEC]URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40088

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Penrod Financial Services Inc, DBA Penrod Financial Group

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

574 State Hwy 248, PO Box 220
(No. and Street)

Branson	MO	65615
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tamara L. Haslar — 417-334-3455
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael T. Patterson, CPA Holt & Patterson, LLC
(Name – *if individual, state last, first, middle name*)

260 Chesterfield Industrial Blvd	Chesterfield	MO	63005
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald R. Penrod, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Penrod Financial Services Inc, DBA Penrod Financial Group, as of December 31, 20 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Donald R. Penrod

Signature

President, Chief Compliance Officer

Title

Tamara L. Haslar

Notary Public

TAMARA L. HASLAR
Notary Public - Notary Seal
State of Missouri
Commissioned for Christian County
My Commission Expires: March 27, 2023
Commission Number: 15497389

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PENROD FINANCIAL SERVICES, INC
AUDITED FINANCIAL STATEMENTS

For The Year Ended
December 31, 2020

Table of Contents

HOLT & PATTERSON, LLC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Penrod Financial Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Penrod Financial Services, Inc. as of December 31, 2020, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Penrod Financial Services, Inc. as of December 31, 2020 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Penrod Financial Services, Inc.'s management. Our responsibility is to express an opinion on Penrod Financial Services, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Penrod Financial Services, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information located on pages 10-14 has been subjected to audit procedures performed in conjunction with the audit of Penrod Financial Services, Inc.'s financial statements. The supplemental information is the responsibility of Penrod Financial Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information located on pages 10-14 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Holt & Patterson, LLC

Holt & Patterson, LLC
We have served as Penrod Financial Services, Inc.'s auditor since 2009.
Chesterfield, MO
February 26, 2021

260 CHESTERFIELD INDUSTRIAL BLVD.
CHESTERFIELD, MO 63005
PHONE 636/530-1040
FAX 636/530-1101

PENROD FINANCIAL SERVICES
STATEMENT OF FINANCIAL CONDITION
December 31, 2020

	2020
ASSETS	
CURRENT ASSETS	
Cash	$ 5,271
Deposits with Clearing Organization	20,000
Investment - Money Fund	10,013
Accounts Receivable	1,252
Prepaid Expenses	2,156
TOTAL CURRENT ASSETS	38,692
TOTAL ASSETS	$ 38,692
LIABILITIES AND STOCKHOLDER'S EQUITY	
CURRENT LIABILITIES	
Commissions Payable	$ 679
Due to Related Party	$ 3,854
TOTAL CURRENT LIABILITIES	4,533
TOTAL LIABILITIES	4,533
STOCKHOLDERS'S EQUITY	
Common Stock, $1 par value, 30,000 shares authorized, 500 shares issued and outstanding	500
Additional Paid-in Capital	15,560
Retained Earnings	105,880
Distributions	(87,781)
TOTAL STOCKHOLDER'S EQUITY	34,159
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 38,692

See Accompanying Notes and Independent Auditors' Report

PENROD FINANCIAL SERVICE INC
STATEMENT OF INCOME
For the Year Ended December 31, 2020

		2020	%
INCOME			
	Commission and Fee Income	$ 242,304	99.99
	Interest Income	20	0.01
	TOTAL INCOME	242,324	100.00
OPERATING EXPENSES			
	Advertising	-	-
	Bank Charges	60	0.02
	Clearing Charges and Exchange Fees	10,493	4.33
	Commissions Paid to Outside Brokers	49,248	20.32
	Dues and Subscriptions	3,343	1.38
	Fidelity Bond	842	0.35
	Insurance	1,379	0.57
	Legal and Professional Fees	15,287	6.31
	Meals and Entertainment	-	-
	Travel & Meeting	23	0.01
	Office Expense	11,937	4.93
	Postage and Delivery	3,119	1.29
	Printing	500	0.21
	Regulatory Fees and Expenses	7,095	2.93
	Rent Expense	10,716	4.42
	Repairs	-	-
	Salaries	32,996	13.62
	Training and Professional Development	-	-
	Utilities	8,748	3.61
	Other Taxes	-	-
	TOTAL OPERATING EXPENSES	155,786	64.29
	NET INCOME (LOSS)	$ 86,538	35.71

See Accompanying Notes and Independent Auditors' Report

PENROD FINANCIAL SERVICES INC
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2020

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
BALANCE, BEGINNING OF YEAR	$ 500	$ 15,560	$ 15,051	$ 31,111
Net Income	-	-	86,538	86,538
Less: Distributions to Stockholder	-	-	(87,781)	(87,781)
BALANCE, END OF YEAR	$ 500	$ 15,560	$ 13,808	$ 29,868

See Accompanying Notes and Independent Auditors' Report

PENROD FINANCIAL SERVICES INC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2020

	2020
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 86,538
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
Decrease (Increase) in Accounts Receivable	(1,217)
Decrease (Increase) in Prepaid Expenses	505
Increase (Decrease) in Accounts Payable	1,590
Total Adjustments	878
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	87,416
CASH FLOWS FROM INVESTING ACTIVITIES:	
	-
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	-
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions to Stockholder	(87,781)
NET CASH USED IN FINANCING ACTIVITIES	(87,781)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(365)
CASH AND CASH EQUIVALENTS, beginning of year	35,649
CASH AND CASH EQUIVALENTS, end of year	$ 35,284

Supplemental Disclosure

Interest Paid	$0.00
Taxes Paid	$0.00

PENROD FINANCIAL SERVICES, INC.
Notes to the Financial Statements
For the Year Ended December 31, 2020

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant policies is presented to assist in understanding the Company's financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Business Activity

Penrod Financial Services, Inc. (the Company) is a registered broker/dealer company. The Company is a member of the Financial Industry Regulatory Authority (FINRA). The FINRA, which operates subject to Securities and Exchange oversight, is the largest non-government regulatory for all securities firms doing business in the United States. Penrod Agency, Inc is a licensed insurance agency for the purpose of offering variable insurance products in states where it is properly licensed.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Net Cash and Cash Equivalents

At times during 2020 the Company's cash and cash equivalents could have exceeded the federally insured limits. The Company is at risk for amounts in excess of this limit. To date the Company has not incurred any losses on deposits in excess of federally insured limits.

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Commissions Receivables

The Company considers commissions receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when the determination is made.

Securities Transactions

Customers' securities and commodities transactions are reported on a trade date basis with related commission income and expenses reported on a trade date basis.

Revenue

Revenue from Contract with Customers Standard (ASU 2014-09) core principle is that an entity should recognize revenue when it transfers a promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

ASU 2014-09 prescribes a five-step process to accomplish this core principle, including:

- Identification of the contract with the customer
- Identification of the performance obligation(s) under the contract,
- Determination of transaction price,
- Allocation of the transaction price to the identified performance obligation(s), and
- Recognition of revenue as (or when) an entity satisfies the identified performance obligations(s).

The Company recognizes revenues upon completion of transactions as it satisfies the performance obligation identified in accordance with this standard. The Company did not have any open contracts or deferred revenue as of December 31, 2020.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company implemented FASB Accounting Standards Codification 740-10. Included in this is a requirement under Accounting for Uncertainty in Income Taxes that realization of an uncertain income tax position must be "more likely than not" (i.e. greater than 50% likelihood of receiving a benefit or expense) before it should be recognized in the financial statements as the amount most likely to be realized assuming a review by the authorities having all relevant information and applying current conventions. The code section also clarifies the financial statement classification of potential tax-related penalties and interest and sets forth new disclosures regarding unrecognized tax benefits or expenses.

The Company assessed its federal and state tax positions. It was determined there were no uncertainties or possible related effects that need to be recorded as of or for the year ended December 31, 2020.

The federal and state income tax returns for the Corporation for 2017, 2018, 2019 and 2020 are subject o examination by respective taxing authorities generally for three years after they are filed.

The Company's policy for reporting interest and penalties related to income taxes is to expense as they are incurred. The Company feels there is a more likely than not chance that all tax positions will be fully recognized; therefore, no provision for potential interest or penalties on these tax positions have been made. The total penalties and interest the Company paid for 2020 was $-0-.

The Company has elected S corporation status for federal income tax and Missouri franchise tax reporting purposes. As an S corporation, substantially all income tax liability flows through to the shareholders with the exception of various state corporate level taxes. Accordingly, the financial statements do not include a provision for federal income taxes. Should the Company convert to a C corporation status for federal and state income tax purposes, deferred tax balances, as calculated on the date of the conversion, would be recorded as a reduction in shareholder's equity.

NOTE 2 – CASH AND SECURITIES SEGREGEATED UNDER FEDERAL AND OTHER REGULATIONS

No cash has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission. The company does not hold any customer funds; accordingly, no reserve account is required.

NOTE 3 – RELATED PARTY TRANSACTIONS

The sole stockholder of Penrod Financial Services, Inc. is also the sole stockholder of Penrod Agency, Inc., dba Penrod Financial Group, an insurance agency. Penrod Financial Services, Inc. reimburses Penrod Agency, Inc. for their pro rata share of overhead expenses, which includes rent, utilities, office supplies, phone, postage, cleaning, printing and other operating expenses. The allocation percentage used for the year ended December 31, 2020 was 94%.

At December 31, 2020, Penrod Financial Services, Inc. owed Penrod Agency, Inc. $3,854.

NOTE 4 – ADVERTISING COST

Non-direct-response advertising costs are expensed in the year incurred. This amount at December 31, 2020 totaled $0. Company did not incur any direct-response advertising cost during the year.

NOTE 5 –NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2020, the Company had net capital of $30,910, which was $25,910 in excess of its required net capital of $5,000.

NOTE 6 –EXEMPTIVE PROVISION UNDER RULE 15c3-3

An exemption from Rule 15c3-3 per paragraph (k)(2)(ii) is claimed as the broker-dealer does not hold customer funds or securities. All accounts are on a fully disclosed basis.

Therefore, the schedules of "Computation for Determination of Reserve Requirements under Rule 15c3-3" and "Information Relating to Possession or Control Requirements Under Rules 15c3-3" are not applicable.

NOTE 7-FAIR VALUE MEASUREMENT

The Company's financial instruments consist principally of cash and cash equivalents, short- and long-term marketable securities, long-term debt, hedge fund investments, and derivative contracts. The fair value of a financial instrument is the amount that would be received in an asset sale or paid to transfer a liability in an orderly transaction between unaffiliated market participants. Assets and liabilities measured at fair value are categorized based on whether the inputs are observable in the market and the

degree that the inputs are observable. The categorization of financial instruments within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement. The hierarchy is prioritized into three levels (with Level 3 being the lowest) defined as follows:

Level 1: Quoted prices in active markets for identical assets or liabilities that the entity has the ability to access.

Level 2: Observable inputs other than prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated with observable market data.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies, and similar techniques that use significant unobservable inputs.

The fair value of all of the Company's cash equivalents and marketable securities was determined based on "Level 1" inputs.

There have been no changes in Level 1, Level 2, and Level 3 and no changes in valuation techniques for these assets or liabilities for the period ended December 31, 2020.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

The Company has no commitments or contingencies to report for years ending December 31, 2020.

NOTE 9 – DATE OF MANAGEMENT'S REVIEW

In accordance with the Statement of Accounting Standards No. 165, *Subsequent Events*, the date through which subsequent events were evaluated was February 26, 2021, the date the Management Representation Letter was signed. No further activity has occurred that would require disclosure.

PENROD FINANCIAL SERVICES INC
STATEMENT OF SIPC ANNUAL GENERAL ASSESSMENT AND PAYMENTS
For the Year Ended December 31, 2020

Required Payment Per SIPC Instructions	$ 5

Schedule of Payments Made:

Date	Amount
January 18, 2021	$ 5

The above required payment represents the SIPC annual assessment for 2020. The liability reduces an overpayment related to the 2010 filing.

At this time, an Independent Accountants' Report on Applying Agreed-Upon Procedures has not been included in this audit. Gross receipts for 2020 did not exceed the $500,000 reporting limit.

PENROD FINANCIAL SERVICES INC
COMPUTATION OF NET CAPITAL
For the Year Ended December 31, 2020

NET CAPITAL COMPUTATION:

Stockholder's Equity	$ 34,159
Deductions and/or charges	-
Total Stockholder's Equity Qualified for Net Capital	34,159
Deductions and/or charges:	
Interest on Clearing	-
Commissions Receivable	-
Prepaid Expenses	3,049
Total deductions and/or charges	3,049
Net Capital before haircuts on securities positions	31,110
Haircuts on securities	
Money Market Mutual Fund	200
Total haircuts	200
NET CAPITAL	$ 30,910

*Haircuts are deductions from the net capital of certain percentages of the market of securities and commodity futures contracts that are long and short in capital and proprietary accounts of a broker-dealer and in the accounts of partners. These deductions are solely for the purpose of computing net capital and are not entered on the books.

There are no material differences between the Net Capital calculation compared to the broker-dealer's unaudited Part II.

COMPUTATION OF CAPITAL REQUIREMENT
For the Year Ended December 31, 2020

Minimum Net Capital Required (6 2/3% of Aggregate Indebtedness)	$	302
Minimum Dollar Net Capital Required		5,000
Net Capital Requirement (Greater of the Above)		5,000
Excess Net Capital	$	25,910
Percentage of Aggregate Indebtedness to Net Capital		14.67%

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital, as reported in Company's Part II (Unaudited)

FOCUS Report	$	30,910
Net audit adjustments		-
	$	30,910

PENROD FINANCIAL SERVICES INC

Computatation for Determiniation of Reserve Requirement persuant to Rule 15c3-3

For the Year Ended December 31, 2020

The company has claimed an exemption to Rule 15c3-3 per paragraph (k)(2)(ii) and therefore no Computation for Determination of Reserve Requirements under that rule have been provided.

PENROD FINANCIAL SERVICES INC

Information relating to the possession or control requirement under Rule 15c3-3

For the Year Ended December 31, 2020

The company has claimed an exemption to Rule 15c3-3 per paragraph (k)(2)(ii) and therefore no information relating to the possession or conrol requirements under that rule have been provided.

December 31, 2020

EXEMPTION REPORT
SEC Rule 17a5(d)(4)

This is to certify that, to the best of my knowledge and belief:

Penrod Financial Services, Inc, is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. section 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R Section 240.17a-S(d)(I) and (4). To the best of its knowledge and belief Penrod Financial Services, Inc states the following:

Penrod Financial Services, Inc claimed an exemption under provision 17 C.F. R. section 240. 15c3- 3 (k)(2)(ii) as the company is a non-carrying broker-dealer which promptly transmits all funds and delivers all securities received in connection with its activities as a broker-dealer, and does not otherwise hold funds or securities for, or owe money or securities to customers.

Penrod Financial Services, Inc claimed an exemption as a Non-Covered Firm for its direct subscription-way sale of mutual funds and variable annuities. Penrod Financial Service, Inc (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

Penrod Financial Services, Inc met the identified provisions throughout the most recent fiscal year without exceptions.

Donald R. Penrod
President, Chief Compliance Officer

OUR LOGO: "BLACK AND WHITE" IS SYMBOLIC OF FORTHRIGHTNESS. THE DOUBLE LINE SIGNIFIES THE "BOTTOM LINE."
OUR CREDO: "SHOW ME IN BLACK AND WHITE. GIVE ME THE BOTTOM LINE."

574 State Hwy. 248, Suite 4 • P.O. Box 220 • Branson, MO 65615 • (417) 334-3455 • (800) 873-1902

HOLT &
PATTERSON, LLC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Penrod Financial Services, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Penrod Financial Services, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Penrod Financial Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) and the Non-Covered Firm provision and (2) Penrod Financial Services, Inc. stated that Penrod Financial Services, Inc. met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2020 without exception. Penrod Financial Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Penrod Financial Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Non-Covered Firm Provision.

Holt & Patterson, LLC

Holt & Patterson, LLC
Chesterfield, MO
February 26, 2021

260 CHESTERFIELD INDUSTRIAL BLVD.
CHESTERFIELD, MO 63005
PHONE 636/530-1040
FAX 636/530-1101